UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO.___ )*

AquaCell Technologies, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

03840N 10 7
(CUSIP Number)

June 7, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 7 Pages

CUSIP No. 03840N 10 7	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Gemini Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,338,522

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,338,522

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,338,522

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03840N 10 7	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Gemini Strategies, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,338,522

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,338,522

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,338,522

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03840N 10 7	13G	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Steven Winters

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,338,522

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,338,522

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,338,522

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03840N 10 7	13G	Page 5 of 7 Pages

Item 1(a).	Name of Issuer:

AquaCell Technologies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

10410 Trademark Street, Rancho Cucamonga, CA 91730

Item 2(a).	Name of Persons Filing:

Gemini Master Fund, Ltd,
Gemini Strategies, LLC
Steven Winters

All of the securities covered by this report are owned directly by Gemini Master Fund, Ltd. Gemini Strategies, LLC is the investment manager of Gemini Master Fund, Ltd., and Steven Winters is the sole managing member of Gemini Strategies, LLC. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that either Gemini Strategies, LLC or Steven Winters is the beneficial owner of any of the securities covered by this statement, and each of Gemini Strategies, LLC and Steven Winters expressly disclaims any equitable or beneficial ownership of such securities.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Address for all filers: 12220 El Camino Real, Suite 400, San Diego, California 92130

Item 2(c).	Citizenship:

Gemini Master Fund, Ltd. was organized under the laws of the Cayman Islands.
Gemini Strategies, LLC was formed under the laws of the State of Delaware
Steven Winters is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e).	CUSIP Number:

03840N 10 7

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 03840N 10 7	13G	Page 6 of 7 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 4,338,522 shares

Subject to the Ownership Limitation (defined below), the Reporting Persons own a total of 5,750,000 shares of Common Stock, including (i) 5,000,000 shares of Common Stock into which a Convertible Promissory Note with an outstanding principal balance of $1,000,000 is convertible (“Convertible Note”), which Convertible Note was issued to Gemini Master Fund, Ltd. (“Gemini”) on or about June 7, 2007, (ii) 500,000 shares of Common Stock issuable upon exercise of a Warrant issued to Gemini on or about such date having an exercise price of $0.50 (“Purchase Warrant”), and (iii) 250,000 shares of Common Stock issuable upon exercise of a warrant previously issued to Gemini having an exercise price of $0.35 and expiring November 13, 2011.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which Gemini’s Convertible Note and Purchase Warrant are convertible and exercisable is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons’ beneficial ownership to exceed the Ownership Limitation.

Therefore, in accordance with the Ownership Limitation, the Reporting Persons, based upon 39,090,128 shares of common stock outstanding, beneficially own 4,338,522 shares of Common Stock and disclaim beneficial ownership of 1,411,478 shares of Common Stock as of June 18, 2007.

(b)	Percent of Class: 9.9%

Based upon 39,090,128 shares of Common Stock outstanding as of June 18, 2007.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,338,522

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,338,522

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

CUSIP No. 03840N 10 7	13G	Page 7 of 7 Pages

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 18, 2007

GEMINI MASTER FUND, LTD.
By: GEMINI STRATEGIES, LLC, as investment manager

By: /s/ Steven Winters
Name: Steven Winters
Title: Managing Member

GEMINI STRATEGIES, LLC

By: /s/ Steven Winters
Name: Steven Winters
Title: Managing Member

/s/ Steven Winters
Steven Winters